SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 3)

Giant Interactive Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

374511103**

(CUSIP Number)

Mark Beckett

Baring Private Equity Asia V Holding (12) Limited

1 Raffles Place

#29-02 One Raffles Place

Singapore 048616

(65) 6593-3710

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) (852) 2843-9372

Akiko Mikumo

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

(852) 3476-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	CUSIP number of the American Depositary Shares, each representing one Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 374511103

1	NAME OF REPORTING PERSON Baring Private Equity Asia V Holding (12) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,800,000[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,800,000[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	All such shares are directly owned by Baring Private Equity Asia V Holding (12) Limited.
[2]	Based on 240,526,872 Ordinary Shares (as defined in Item 1) outstanding as of March 12, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Based on 240,526,872 Ordinary Shares (as defined in Item 1) outstanding as of March 12, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund V Co-Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Based on 240,526,872 Ordinary Shares (as defined in Item 1) outstanding as of March 12, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	NAME OF REPORTING PERSON Baring Private Equity Asia GP V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Based on 240,526,872 Ordinary Shares (as defined in Item 1) outstanding as of March 12, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	NAME OF REPORTING PERSON Baring Private Equity Asia GP V Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	Based on 240,526,872 Ordinary Shares (as defined in Item 1) outstanding as of March 12, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	NAME OF REPORTING PERSON Jean Eric Salata
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Based on 240,526,872 Ordinary Shares (as defined in Item 1) outstanding as of March 12, 2014.

This Amendment No. 3 (this “Amendment”) is filed to amend and supplement the Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission on December 3, 2013 (the “Original Schedule”), which Original Schedule was subsequently amended (the Original Schedule as amended by Amendments No. 1 and 2, the “Schedule 13D”), with respect to Giant Interactive Group Inc. (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

On May 12, 2014, Holdco, CDH Wealth Management, Baring LP, Hony LP and Union Sky entered into an amended and restated equity commitment agreement (the “Amended and Restated Equity Commitment Agreement”) which replaced the Equity Commitment Agreement in its entirety. The Amended and Restated Equity Commitment Agreement did not change the amount of or circumstances under which the CDH Fund will provide equity financing to consummate the Merger. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Equity Commitment Agreement, a copy of which is filed as Exhibit 7.19 and which is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On May 12, 2014, the Issuer, Parent and Merger Sub entered into Amendment No. 1 to the Agreement and Plan of Merger (“Amendment No. 1”), which provides for certain amendments to the Merger Agreement in connection with the CDH Fund joining the Consortium as contemplated by, and subject to the conditions set forth in, the Amended and Restated Equity Commitment Agreement, including the receipt of consent from the banks providing the debt financing for the Merger, which is subject to the receipt by such banks of evidence confirming the financial resources of the CDH Fund. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1, a copy of which is filed as Exhibit 7.20 and which is incorporated herein by reference in its entirety.

Item 3 of this Amendment is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Items 3, 4 and 7 of this Amendment are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 7.19	Amended and Restated Equity Commitment Agreement by and among Holdco, CDH Wealth Management, Baring LP, Hony LP and Union Sky, dated May 12, 2014.

Exhibit 7.20	Amendment No. 1 to the Agreement and Plan of Merger among the Issuer, Parent and Merger Sub, dated May 12, 2014.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2014

Baring Private Equity Asia V Holding (12) Limited

By:	/s/ Mark Beckett
Name:	Mark Beckett
Title:	Director

The Baring Asia Private Equity Fund V, L.P.

By:	Baring Private Equity Asia GP V, L.P.
acting as its general partner

By:	Baring Private Equity Asia GP V Limited
acting as its general partner

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

The Baring Asia Private Equity Fund V Co-Investment L.P.

By:	Baring Private Equity Asia GP V, L.P.
acting as its general partner

By:	Baring Private Equity Asia GP V Limited
acting as its general partner

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

Baring Private Equity Asia GP V, L.P.

By:	Baring Private Equity Asia GP V Limited
acting as its general partner

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

Baring Private Equity Asia GP V Limited

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

/s/ Jean Eric Salata
Jean Eric Salata